July 25, 2025

VIA EDGAR

Securities and Exchange Commission, Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re: Tri-County Financial Group, Inc.

Request for Acceleration of Effectiveness of Form S -1

Filed June 16, 2025

File No. 333-288087

Dear Mr. Envall:

On behalf of Tri-County Financial Group, Inc., as registrant, the undersigned officer hereby requests that the effective date for the above-referenced registration statement, as amended, be accelerated so that it will be declared effective at 9:00 a.m. (Washington, D.C. time) or as soon as practicable thereafter on Wednesday, July 30, 2025.

The undersigned officer of the registrant, on behalf of the registrant, acknowledges that:

▪	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

▪	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The staff should feel free to telephone Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

Tri-County Financial Group, Inc.

/s/ Timothy McConville
Timothy McConville
CEO and President